

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2020

Xiaogang Qin
Chief Executive Officer
Wunong Net Technology Co Ltd
B401, 4th Floor Building 12, Hangcheng Street
Hourui No. 2 Industrial District
Southern Section, Zhichuang Juzhen Double Creative Park
Bao'an District, Shenzhen, People's Republic of China

> **Re: Wunong Net Technology Co Ltd**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted April 24, 2020**
> **CIK No. 0001787803**

Dear Mr. Qin:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1

Sale of Food Products on our Website, page 72

1. We note your response to prior comment 11. Please disclose whether you have private label products. In addition, please describe the e-commerce platforms that you use to source over 50% of your products and whether these products are purchased at retail or discounted prices.

Local Service Centers, page 74

2.      We note your response to prior comment 12.  Please disclose how the agreements may be terminated and by whom.  In addition, please clarify whether negotiations are conducted by you or your local service center and whether local service centers are authorized to enter into agreements on behalf of the company.

Quality Control Team, page 74

3.      We note your response to prior comment 14.  Please describe the process by which you judge whether products meet national or industry quality standards. For example, please tell us where these standards are outlined and the authority upon which private parties (including you and your third-party inspectors) are legally permitted to determine whether national or industry food standards have been met.

Restaurants, page 74

4.      We note your response to prior comment 13 and reissue.  Please describe your projected timeline for the launch of 300 restaurants in 2020 and 1,000 restaurants within three years.  In this respect, please describe the milestones that must be achieved to create a safe food supply chain, a robust management catering system, and an effective marketing campaign; and when these milestones must be met in order to meet your goal of 1,000 restaurants in three years.  Please also describe your franchise fee structure in greater detail.  If you have not determined your fee structure, please disclose this fact and describe the impact of this uncertainty on your ability to attract potential franchisees.

Social Media, page 88

5.      Refer to the final paragraph of this section.  To the extent that measures such as daily, weekly and monthly sales, new registered users, new user orders and amounts, number of active users and their orders, single product sales amounts, and sales performance rankings are key performance indicators in managing your business, please consider revising your MD&A to include a discussion of how these measures are calculated and used, along with a discussion of comparative period amounts.  Alternatively, explain why you do not believe this disclosure is necessary. Refer to Section III.B.1 of SEC Release No. 33-8350 and SEC Release 33-10751.

Acquisition Strategy, page 88

6.      We note that in response to prior comment 4 you disclose that you have identified multiple potential upstream targets.  Please revise to describe the businesses of the targets and the status of each negotiation, if these potential transactions are material. In addition, please update your Use of Proceeds to better reflect your intent to use proceeds as part of a current acquisition strategy.

Consolidated Financial Statements, page F-1

7.      Please update your financial statements in accordance with Item 8.A.4 of Form 20-F.

Notes to Consolidated Financial Statements
Note 3. Summary of Significant Accounting Policies
Value added taxes ("VAT"), page F-14

8.      We reviewed your response to comment 25.  As previously requested, please disclose your accounting policy related to VAT.  Refer to ASC 606-10-32-2A.

General

9.      In appropriate places in your prospectus, including the Risk Factors and Management's Discussion and Analysis sections, and in light of changing trends and the overall global economic outlook, please further describe, and quantify to the extent possible, any known trends and uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations, in light of the impact of COVID-19 on your business, and the associated risks to you business. Please refer to CF Disclosure Guidance: Topic No. 9, as well as Items 105 and 303(a)(3)(ii) of Regulation S-K.

        You may contact Ta Tanisha Meadows at (202) 551-3322 or Jim Allegretto at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters.  Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc:      Benjamin Tan, Esq.